Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on June 23, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JUNE 23, 2010
1. Bank Tax Gains Backers Before G-20 — U.K. Announces Levy, and France and Germany Promise to Follow Suit; Canada’s Alternate Approach The Wall Street Journal
Europe on Tuesday moved to back a new tax on banks, with the U.K. including the levy in its new emergency budget and Germany and France pledging similar action in coming months. See full story
2. Europeans deliver bank tax before G20 The Toronto Star
Just days before the start of the G20 summit in Toronto, Germany, France and Britain announced plans to introduce a bank levy to help meet the costs of the financial crisis. Beata Caranci (TD Economics) quoted. See full story
3. U.S. banks running out of time to influence reform The Globe and Mail
Wall Street is mounting a last-ditch push to influence the final shape of a historic financial overhaul package, now just weeks or even days from becoming law. See full story
4. Banks Have Repaid 75% of Bailout, Geithner Says The New York Times (The Associated Press)
The Treasury secretary, Timothy F. Geithner, said on Tuesday that taxpayers were recovering their investment from the financial bailouts as the program was wound down. But he acknowledged there would probably be a loss from the rescue of the insurer American International Group. See full story
5. When Caution Carries Risk The New York Times
Ben Bernanke believes that he and his Federal Reserve colleagues have the ability to lift economic growth at their meeting this week. The Fed, he has said, ''retains considerable power to expand aggregate demand and economic activity, even when its accustomed policy rate is at zero,’’ as it is today. Column written by David Leonhardt. See full story
6. TD Bank wants to get bigger in N.C. Philadelphia Business Journal
According to our sister paper, the Charlotte Business Journal, TD Bank is looking to expand on its new presence in North Carolina. Citing observers, the paper said TD’s expansion plans will focus on the only major markets where his bank doesn’t have a presence along the Eastern Seaboard: Charlotte, Raleigh and Atlanta. Bharat Masrani quoted. See full story
7. TD Waterhouse UK unveils Canadian as new chief executive The Yorkshire Post (Leeds, UK)
Leeds-based TD Waterhouse UK has appointed Paul Whitehead as its new chief executive from September 2010, subject to regulatory approval. Angus Rigby and Paul Whitehead mentioned. See full story
8. Shareholders challenge South Financial merger Charleston Regional Business Journal (SC)
Five shareholders filed suit Friday challenging the pending merger of The South Financial Group into TD Bank Financial Group.TD mentioned. Similar article in The Sun News (Myrtle Beach, SC). See full story
9. La Banque TD vibre au rythme du jazz [TD will move to the rhythm of jazz] 7 Jours (Canoe)
La Banque TD vibrera au rythme du jazz, dans le cadre du 31e Festival International de Jazz de Montréal, qui se tiendra du 25 juin au 6 juillet, a-t-on appris par voie de communiqué mardi. [TD will beat to the rhythm of jazz with the 31st Montreal International Jazz Festival, which runs from June 25 to July 6, officials said in a statement Tuesday]. Bernie Dorval quoted; TD Friends of the Environment mentioned. See full story
10. Carney’s bank makeover complete with new deputy The Globe and Mail
The makeover of the Bank of Canada’s key body is now complete. The central bank’s board of directors on Tuesday tapped adviser Agathe Côté to replace Pierre Duguay as one of five deputy governors when Mr.

Duguay, the longest-serving member of the bank’s council and a veteran of the institution since 1973, retires in late July. Eric Lascelles (TD Economics) quoted. See full story
11. MasterCard sale puts call centre jobs at risk London Free Press
Hundreds of London jobs could be on the line as Citigroup sells its Canadian MasterCard business to CIBC. Citi Cards Canada is the anchor office tenant for Citi Plaza, the former Galleria London. TD Canada Trust mentioned. See full story
12. Debit Card Doubles Down The New York Times
At a time when many banks have become notorious for taking money away from checking account customers, a start-up is planning to double what it’s putting back in account holders’ wallets. See full story
13. JPMorgan Sets Sights Overseas The New York Times
JPMorgan Chase emerged from the financial crisis as one of the strongest banks on American soil. Now it wants to make up lost ground overseas. See full story
14. Prices present no worries for Bank of Canada: analysts; Economy Annualized inflation dip dips to 1.4% The Canadian Press
Not too hot, not too cold — Canada’s inflation rate is about where Bank of Canada governor Mark Carney would want it leading into his next big decision on interest rates. TD Economics mentioned. See full story
15. Address high student debt The Telegraph-Journal (Saint John, NB)
More than 40 years ago, New Brunswick made a record investment in universities and colleges to close a critical gap in access to post-secondary information. TD Economics mentioned. See full story
16. ‘Mamma Mia’ Goes Dark, Bankers Stay Home as G-20 Hits Toronto Bloomberg
Toronto, host to this weekend’s Group of 20 summit, is preparing for an invasion of world leaders, police and protesters by shutting its doors. TD mentioned. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. Bank Tax Gains Backers Before G-20 -— U.K. Announces Levy, and France and Germany Promise to Follow Suit; Canada’s Alternate Approach
The Wall Street Journal
06/23/2010
SARA SCHAEFER MUÑOZ and ALISTAIR MacDONALD
Pg. A11
Europe on Tuesday moved to back a new tax on banks, with the U.K. including the levy in its new emergency budget and Germany and France pledging similar action in coming months.
The trio will urge other countries to follow suit at the weekend summit of the Group of 20 industrial and developing nations to be held in Toronto, they said in a joint statement.

Broadly, the moves from the U.K., Germany and France aim to encourage institutions to seek stable sources of funding and to ensure banks pay their fair share in future bank rescue packages. They generally propose one level of taxes on banks’ short-term financing, such as overnight interbank borrowing, and lower or no levies on longer-term debt and customer deposits.
Banks relied heavily on overnight credits to fund what turned out to be risky bets, a situation that froze global credit markets in late 2008 when banks stopped extending these short-term loans to each other.
Bank levies will be on the agenda at the Toronto summit, according to G-20 officials, as its leaders seek to maintain a united front on tax and regulatory changes to avoid a repeat of the recent meltdown. Officials are expected to agree in principle, as they have in the past, that citizens shouldn’t pay for the sins of their countries’ banks.
But in the details, leaders are likely to agree to disagree, say people close to the matter. The countries that have footed the bill to bail out their financial sectors — including the U.K., U.S., Germany and France — are backing various levies on bank balance sheets. Countries such as Canada and Australia see such levies as punishment for their banks, which were left relatively unscathed by the credit crisis.
British Finance Minister George Osborne announced the new U.K. levy Tuesday as part of the new government’s budget. Starting next year, the plan would place the heaviest tax on short-term funding but leave retail deposits and other top-rated capital untaxed. The U.K. says the levy should raise GBP 2 billion ($2.95 billion) per year.
“It is aimed at the right sort of behavioral responses from banks, so they will move away from the reliance on the short-term funding,” Mark Hoban, a U.K. Treasury minister who acts as a go-between with the financial services industry, said in an interview.
The German government said Tuesday it would finish a draft bill for a bank levy this summer — an annual tax on banks’ balance sheets, excluding customers’ deposits, that it said could generate as much as 1.2 billion euros ($1.48 billion) annually. France said it would present details of its bank levy in its 2011 budget this fall.
European Union nations, with the exception of the Czech Republic, agreed last week to back a bank tax “to ensure fair burden-sharing and to set incentives to contain systemic risk.”
They haven’t agreed on how such funds should be used. Britain and France both favor the money going into national treasuries as part of general tax revenue.
Germany, supported by the European Commission, the EU’s executive arm, has proposed directing the money to a bank-resolution fund or funds. Sweden, which already has a bank levy, follows the latter model.
The German-Swedish approach has been criticized as creating “moral hazard,” an incentive for banks to indulge in reckless behavior in the knowledge that they would be rescued. European Commission spokeswoman Chantal Hughes spoke in favor of the model. “You can’t have a moral-hazard situation worse than it is at present,” she said, adding that banks would face penalties, including the risk of being broken up, for tapping any rescue funds.
The Obama administration also remains committed to a levy, said a senior U.S. official.
As different levy approaches emerge, G-20 leaders are expected to focus on preventing banks from moving to another jurisdiction to escape the new burden.
A senior U.S. official said Monday that what is important is unity in the U.S. and Europe, as these markets represent such a large percentage of the global financial system.

Proponents of the tax believe other countries will eventually follow suit.
Canada earlier this year suggested an alternative way to level the playing field: requiring big banks to raise “contingent capital” that would serve as an automatic financial shock-absorber in times of crisis. Proponents say such securities — similar to convertible bonds, converting to capital when dire conditions are hit — would discourage bank management from engaging in risky behavior because conversion would dilute stock held by shareholders.
Responding to the U.K. levy, the British Bankers’ Association said banks “are committed to working with the government to ensure new bank levies balance tax-raising objectives with the need to keep the recovery moving.” It added that these efforts need to be coordinated internationally.
Return to Top
2. Europeans deliver bank tax before G20
The Toronto Star
06/23/2010
MADHAVI ACHARYA-TOM YEW
Just days before the start of the G20 summit in Toronto, Germany, France and Britain announced plans to introduce a bank levy to help meet the costs of the financial crisis.
While the move did not come as a surprise, it did draw attention to the divide among key G20 players on whether financial institutions around the world should pick up the tab for billions of dollars in government bailouts in some countries.
Federal Finance Minister Jim Flaherty has been leading the charge against a common levy on banks. Earlier this month, resistance from Canada and Japan prompted G20 finance ministers to drop the idea.
But European Union leaders, under pressure to justify austerity measures to their voters, renewed a call for international action last week. The decision of the three biggest EU countries to go ahead with a bank tax underscored the fact that they do not expect G20 agreement on the issue.
Canadian banks said they are not fazed by the European decision.
Along with Flaherty, Prime Minister Stephen Harper has repeatedly opposed a bank levy, the Canadian Bankers Association noted in a statement Tuesday.
“Unlike banks in other countries, Canada’s banks have not experienced financial difficulties and did not need taxpayer-funded government bailouts,” said the bankers’ group.
“That’s because our banks have been prudent and well-managed and we have a balanced approach to regulation in this country.
“Those who are in favour of a tax on financial transactions see this as a way to recoup the costs of bank bailouts in other countries and curb speculative behaviour. It doesn’t seem fair to make the customers and shareholders of financial institutions throughout the world fund the bailouts of a handful of financial institutions.”
For Britain’s new centre-right coalition government, the bank tax is a key revenue generator in its austere emergency budget, delivered on Tuesday. It has been left with a giant deficit and massive public debt after rescuing ailing banks and fighting off the deepest recession since the Second World War.

George Osborne, Britain’s chancellor of the exchequer, or finance minister, announced a two-year public sector pay freeze, a big increase in value-added tax on goods and services, a 25 per cent cut in most ministries’ spending over four years and measures to curb welfare costs.
The planned spending cuts were the toughest in a generation, prompting economist Howard Archer of IHS Global Insight to call it “a pretty eye-watering package.”
“The U.K. obviously jumped the gun and actually embedded it in their budget,” said Beata Caranci, deputy chief economist at TD Economics.
“It will still be a central area of discussion I have no doubt. The U.K. moving ahead of everybody else kind of sets a precedent to let everyone do their own thing, especially if there is no resolution over the weekend.”
Germany said it would put a bank tax bill to the cabinet in summer and France said it would present details of its bank levy in its 2011 budget, due to go to parliament in the autumn.
The issue of how to rebalance the global economy and restore post-crisis fiscal discipline without plunging the world into a double-dip slowdown will feature high on the G20 agenda.
The G20 has increasingly taken precedence over the Group of Eight industrialized powers as the main forum for international economic policy debate, but decisions are harder to take because of the larger membership.
However, on the bank tax issue, the main opposition comes from longstanding members of the G8, not the newcomers.
Return to Top
3. U.S. banks running out of time to influence reform
The Globe and Mail
06/23/2010
JOANNA SLATER
Wall Street is mounting a last-ditch push to influence the final shape of a historic financial overhaul package, now just weeks or even days from becoming law.
At stake are billions of dollars in lucrative businesses that banks either don’t want to give up or don’t want to change in ways that would dent their profits.
The next 48 hours will be critical. On Wednesday, U.S. lawmakers are scheduled to hammer out measures that restrict a bank’s ability to make bets with its own capital. Then, on Thursday, they are due to take up changes to the way derivatives are traded.
For Wall Street, these are the last battles in the long war over financial regulation. Banks are trying to limit the scope of the proposed changes or postpone them, since in many cases the extent of the reform corresponds directly to the size of the potential hit to their earnings.
At the top of their agenda is killing a controversial measure inserted into the Senate version of the bill that could force banks to spin off their derivatives trading desks into separate entities.
Next on the wish list: watering down the so-called Volcker Rule, which prevents banks from using their own capital to place bets, whether directly or through hedge funds and private-equity vehicles.

If such reforms are implemented as currently envisioned, banks like J.P. Morgan Chase & Co. and Goldman Sachs Group Inc. could see their earnings per share fall 18 per cent and 23 per cent, respectively, according to a recent report from Citigroup.
With President Obama travelling to the Group of 20 summit in Toronto, Congressional Democrats are aiming to hash out a final version of the bill by the end of this week. Their goal is to have the bill on the president’s desk for signing before the July 4th national holiday.
“While the time left may be short, the decisions that will be made over the next few days will have huge impacts for the next generation,” says Thomas Quaadman, a vice-president at the U.S. Chamber of Commerce who is lobbying against certain aspects of the bill. The coming days will be “long and require large amounts of caffeine.”
A major remaining bone of contention relates to derivatives, instruments which fluctuate based on the value of an underlying variable. Just five U.S. banks – J.P. Morgan Chase, Bank of America Corp., Goldman Sachs, Citigroup Inc., and Wells Fargo & Co. – account for 97 per cent of the outstanding derivative contracts in the U.S., according to the latest figures from the Office of the Comptroller of the Currency.
The reform bill would force many derivative transactions onto clearinghouses and regulated trading platforms, spurring transparency and competition in a market that has consisted of private deals between two parties.
Such moves will cut into the margins Wall Street firms have enjoyed as middlemen in derivative transactions. But what banks truly detest is a provision championed by Senator Blanche Lincoln of Arkansas. That proposal could force them to exit the derivatives business entirely or oblige them to create separate subsidiaries with their own capital for such trading – also a hugely unpalatable prospect for banks.
No one – including the Obama administration – seems to like the Lincoln proposal, but it has acquired a life of its own. “It’s the zombie guy that always comes back,” says Paul Miller, a financial analyst at FBR Capital Markets.
Lawmakers will resolve the fate of the provision this week as they move to finish unifying the Senate and House versions of the bill. In exchange for diluting or removing the derivatives spin-off measure, banks may have to accept tighter restrictions on the bets they make with their own capital, says Mr. Miller.
Wednesday’s proceedings could hint at such a compromise, when lawmakers take up issues related to the Volcker rule on “proprietary” bets by banks.
Return to Top
4. Banks Have Repaid 75% of Bailout, Geithner Says
The New York Times (The Associated Press)
06/23/2010
The Treasury secretary, Timothy F. Geithner, said on Tuesday that taxpayers were recovering their investment from the financial bailouts as the program was wound down. But he acknowledged there would probably be a loss from the rescue of the insurer American International Group.
Timothy F. Geithner, the Treasury secretary, testified on Tuesday about the bailout.
Mr. Geithner told a watchdog panel that banks had repaid about 75 percent of the bailout money they received, and the government’s investments in those banks had brought taxpayers $21 billion.
Mr. Geithner also said at a hearing of the Congressional Oversight Panel that the auto industry had made significant structural changes, and that the chances that General Motors and Chrysler would repay their bailout money had improved.
The oversight panel was created by Congress to oversee the Treasury Department’s $700 billion financial bailout program, created at the height of the financial crisis in the fall of 2008. The panel has been critical of the program, known as the Troubled Asset Relief Program, or TARP.
TARP “has helped restore financial stability at a much lower cost than anticipated,” Mr. Geithner said in his testimony.
The panel’s chairwoman, Elizabeth Warren, said that with the program’s Oct. 3 expiration approaching, “this panel must know whether Treasury has carefully monitored the financial system to measure potential risks.”
She criticized the department for not conducting additional stress tests of the financial system, as was done with the 19 biggest banks.
Panel members also criticized the Obama administration’s flagship effort to help people in danger of losing their homes, which is falling flat, according to numbers released Monday. More than a third of the 1.24 million borrowers who have enrolled in the $75 billion mortgage modification program have dropped out.
Richard Neiman, an oversight panel member who is New York’s top banking regulator, said many families that relied on the government’s program to keep their homes “may be left out in the cold.” He asked Mr. Geithner why thousands of mortgage modifications had been canceled.
Mr. Geithner said the homeowners involved had been unable to prove income and therefore their eligibility for the program.
Mr. Geithner said A.I.G. was making progress in restructuring its operations and divesting businesses so that taxpayers could recoup their investment. However, he added, the government’s investment “will likely still result in some loss.” The Congressional Budget Office has estimated that taxpayers will lose $36 billion. Much of the money needed to repay the government will come from the sale of assets.
Return to Top
5. When Caution Carries Risk
The New York Times
06/23/2010
DAVID LEONHARDT
Pg. B1
Ben Bernanke believes that he and his Federal Reserve colleagues have the ability to lift economic growth at their meeting this week. The Fed, he has said, “retains considerable power to expand aggregate demand and economic activity, even when its accustomed policy rate is at zero,” as it is today.
Mr. Bernanke also believes that the economy is growing “not fast enough,” as he recently put it. He has predicted that unemployment will remain high for years and that “a lot of people are going to be under financial stress.”
Yet he has been unwilling to use his power to lift growth and reduce joblessness from near a 27-year high. Instead, Fed officials are expected to announce on Wednesday that they have left their policy unchanged, even if they acknowledge that the economy has recently weakened.
How can this be? How can Mr. Bernanke simultaneously think that growth is too slow and that it shouldn’t be sped up? There is an answer — whether or not you find it persuasive.
Above all, top Fed officials are worried that financial markets are fragile. They are not so much worried about inflation, the traditional source of Fed angst, as they are about upsetting the markets’ confidence in Washington. Yes, investors remain happy to lend the United States money at rock-bottom interest rates, despite our budget deficit and all of the emergency Fed programs that will eventually need to be unwound. But no one knows how long that confidence will last.
In effect, Mr. Bernanke and his colleagues have decided to accept an all-but-certain downside — high unemployment, for years to come — rather than risk an even worse situation — a market panic, a spike in long-term interest rates and yet higher unemployment. As the last few years have shown, market sentiment can change unexpectedly and sharply.
Still, you have to wonder if the Fed is paying enough attention to the risks of its own approach. They do exist. The recent data on jobless claims, consumer spending and home sales have been weak. On Tuesday, Britain announced a budget-cutting plan that will depress short-term growth there and spill over somewhat into the global economy. The necessary budget cuts in Greece and other parts of Europe won’t help global growth, either.
The main historical lesson of financial crises is that governments are usually too passive. They respond in dribs and drabs, as Japan did in the 1990s and Europe did in 2008. Or they remove support too quickly, as Franklin Roosevelt did in 1937, and then the economy struggles to escape its funk.
Look around at the American economy today. Unemployment is 9.7 percent. Inflation in recent months has been zero. States are cutting their budgets. Congress is balking at spending the money to prevent state layoffs. The Fed is standing pat, too. Bond investors, fickle as they may be, show no signs of panicking.
Which seems to be the greater risk: too much action or too little?
The Fed’s benchmark interest rate, which has been near zero since late 2008, determines the overnight rate at which banks lend one another money. The overnight bank rate, in turn, sets other short-term interest rates. But the benchmark rate has only an indirect effect on long-term rates. That’s why the 30-year fixed mortgage rates can be near 5 percent while the Fed rate is zero.
If Mr. Bernanke and his colleagues decided to take further action, their most likely move would be to bring down long-term rates. They could do so by buying the bonds that backed longer-term loans. With lower borrowing costs, households and businesses would probably spend more money. The Fed did precisely this during the financial crisis, and the drop in rates seemed to help spending.
Last week, the San Francisco Fed released a report analyzing interest rate policy since the crisis began. The report suggested that the effective benchmark rate — taking into account both the zero percent short-term rate and the bond purchases — was now roughly negative 2 percent.
The most notable part of the report, however, was what it showed the effective rate should be. Based on a formula that considers past Fed policy and current levels of unemployment and inflation, the effective rate today should be negative 5 percent. In layman’s terms, the report was saying that the Fed was erring on the side of timidity.
Mr. Bernanke and other Fed leaders do not quibble with these numbers. If anything, Mr. Bernanke has gone out of his way to distance himself from the presidents of some regional Fed banks who have begun publicly worrying that the Fed has pumped too much money into the economy and that inflation is about to rise. Mr. Bernanke has instead said inflation is subdued and pointed to surveys showing that economists expect it to remain so.
His worry is a different one.

In a recent appearance before the House Budget Committee, he spoke repeatedly about market confidence. Specifically, he mentioned “the potential loss of confidence in the markets” if Congress did not come up with a plan for reducing the budget deficit.
There is a direct analogy between the budget deficit and the Fed’s asset holdings. Neither is sustainable. Congress needs to demonstrate that it has a plan for reducing the deficit over the long haul so that investors will be confident enough to continue lending the United States money at low rates.
The Fed, meanwhile, has to show it has a strategy for selling the trillions of dollars of assets it bought during the crisis — without damaging the value of private investors’ holdings and without, at some point, igniting inflation. “The more we buy,” Donald Kohn, the Fed’s vice chairman said last month, “the more assets we will ultimately need to dispose of.” The more the Fed buys, the greater the risk that it will find the point at which the market becomes unnerved.
In the end, Mr. Bernanke’s dilemma has no certain solution. Taking more aggressive action might have only a modest effect on spending, and nobody — including the most passionate advocates for more government action — can really know how long the bond markets will stay calm. The decision comes down to weighing the probabilities and the possible outcomes.
Let’s just be clear about the risks and costs that the Fed has chosen. It is betting that, for once, policy makers are not underreacting to a financial crisis. And it is willing to accept a jobless rate of almost 10 percent, with all of the attendant human costs.
“About half of the unemployed have been unemployed for six months or more, which means that they are losing skills, they’re losing contact with the job market,” a prominent economist said at a public dinner in Washington this month. “If things go on and they simply sit at home or work very irregularly, when the economy gets back to a more normal state, they’re not going to be able to find good work.”
That economist happened to be Ben Bernanke, one of the few people with the power to do something about the situation.
Return to Top
6. TD Bank wants to get bigger in N.C.
Philadelphia Business Journal
06/23/2010
JEFF BLUMENTHAL
According to our sister paper, the Charlotte Business Journal, TD Bank is looking to expand on its new presence in North Carolina. Citing observers, the paper said TD‘s expansion plans will focus on the only major markets where his bank doesn’t have a presence along the Eastern Seaboard: Charlotte, Raleigh and Atlanta.
TD announced plans last month to buy Greenville, S.C.-based The South Financial Group — which owns 22 Carolina First bank branches in North Carolina, 83 branches in South Carolina and 66 Mercantile Bank branches Florida. In April, TD also acquired three failed banks in Florida. When the South Financial deal wraps up later this year, TD will have catapulted from 40th to 10th in Florida deposits.
“One never wants to say never,” TD Bank Bharat Masrani recently said in a conference call with investors. “We are very happy with the footprint that we have. But should a compelling opportunity come up, we will certainly look at it.”
The South Financial deal helps to bridge a break in its footprint between the Washington metro area and Florida,

where the bank had no presence. In North Carolina, it enters markets such as Asheville and Wilmington while in South Carolina, it gains sites in Charleston, Columbia, Lexington, Myrtle Beach and Aiken.
But the Charlotte paper says obvious holes remain in North Carolina. The proposed acquisition of South Financial gives TD Bank a firm footing only in sleepy mountain communities. It also inherits a few branches in Wilmington.
But beyond five branches in S.C. counties near Charlotte, it lacks any presence there, the largest banking market in the Carolinas and where both Wachovia Corp. (before being acquired by San Francisco-based Wells Fargo & Co.) and Bank of America are based and control a combined 90 percent of the deposits.
Masrani told investors his company’s presence in the mountains will serve as “a beachhead from which to grow” in North Carolina.
UNC Charlotte finance professor Tony Plath said TD Bank will need to complete two or three acquisitions to gain a foothold in Charlotte and Raleigh, plus three more purchases to gain ground in Georgia.
“They’re not done yet,” Plath said. “ TD is going to build a complete Southeastern footprint.”
Plath, though, said the challenge to entering Charlotte is the lack of a good acquisition target being that Wachovia and Bank of America are so dominant. But while most of TD’s U.S. growth has come by acquisition, predecessor Commerce Bancorp was known for its organic growth strategy — which TD has employed in filling out Northeast markets in since the Commerce deal closed two years ago.
Return to Top
7. TD Waterhouse UK unveils Canadian as new chief executive
The Yorkshire Post (Leeds, UK)
06/23/2010
GREG WRIGHT
A stockbroker which employs more than 400 people in Yorkshire today revealed that a Canadian businessman will become its new chief executive.
Leeds-based TD Waterhouse UK has appointed Paul Whitehead as its new chief executive from September 2010, subject to regulatory approval.
Mr Whitehead succeeds Angus Rigby, who will be moving to Canada to take up the position of senior vice president, products and services at TD Wealth Management, a subsidiary of the TD Bank Financial Group (TDBFG).
Mr Rigby will remain chief executive of TDWaterhouse until the succession is completed.
TD Waterhouse, which was formed in 1997, employs 730 staff across the UK, including 420 in Leeds.
In a statement, the company said: “The leadership changes reflect TDBFG‘s focus on building for the future by developing its leaders and leveraging their expertise to advance business strategy over the long term.
“As CEO, Paul will have an important role in driving the expansion of TD Waterhouse - a key growth business for TD Wealth Management - which has grown significantly under Angus’s leadership to become the UK’s number one execution-only broker by retail market share.”

TD Waterhouse - which is owned by Toronto Dominion Bank - moved into Yorkshire when it bought YorkSHARE, the brokerage side of the Yorkshire Building Society in 1999. The following year, it acquired Dealwise, the share-dealing arm of Skipton Building Society, for £82m.
Mr Whitehead brings with him 22 years’ experience across the group’s businesses in Canada, where he led TD Wealth Management’s products and services team. He was involved in the development of key products and business strategies.
The statement added: “In their new roles, Angus and Paul will remain key members of the TD Wealth Management operating committee. Paul and his family will be relocating to the UK from Canada.”
Mr Rigby became chief executive of TD Waterhouse in 2006, after being promoted from the role of chief operating officer. Yesterday, he paid tribute to the company’s “fantastic team” in Yorkshire.
“We remain bullish about our growth prospects,’’ he added. “I have got great memories of a great team here.”
Earlier this year, Mr Rigby revealed that TD Waterhouse UK planned to hire more staff at its Leeds headquarters.
Return to Top
8. Shareholders challenge South Financial merger
Charleston Regional Business Journal (SC)
06/23/2010
Five shareholders filed suit Friday challenging the pending merger of The South Financial Group into TD Bank Financial Group.
The plaintiffs say the Greenville-based institution and its board of directors ignored a fiduciary responsibility to shareholders, who would receive 28 cents per share under the current agreement. Plaintiffs also say proxy documents filed with the Securities and Exchange Commissionfail to disclose adequate information on the merger, among other complaints.
South Financial maintains that the merger is the best outcome for the bank and its shareholders.
Plaintiffs in the suit are G.A. Milner III, W. Gordon Parrott III, Harold D. Enloe, Wade Brodie and John H. Robison. Milner, Parrott, Enloe and Brodie are S.C. residents; Robison lives in North Carolina.
They seek class status and a jury trial and want the court to direct the bank to obtain another transaction agreement that is more beneficial to shareholders.
Defendants named in the suit include The South Financial Group, TD Bank Financial Group, Toronto-Dominion Bank and members of the South Financial’s board of directors.
In a statement, South Financial President and CEO Lynn Harton called the lawsuit meritless.
“TSFG’s board and management thoroughly explored the potential avenues to maximize shareholder value in the face of this very challenging economic environment,” Harton stated. “We engaged the best professional advisers and benefited from their sound, reasoned advice. The TD transaction is the result of this exhaustive examination. It is the best option for our shareholders, and we stand by the chosen path.”
TD Bank announced in May that it agreed to purchase South Financial for about $192 million and cover about $1 billion in future losses on the South Financial portfolio. Under the agreement, South Financial shareholders would receive $61 million in cash or TD common stock. Shareholders would receive either 28 cents per share or 0.004 shares of TD common stock for each share of South Financial stock owned.
To shareholders, that price represents a 59% discount on the price at which South Financial stock closed the day before the merger announcement: 68 cents a share.
“Despite this great disparity and apparent unfairness to TSFG shareholders, the proxy (on the merger, filed with the SEC) fails to provide any financial analysis to explain or support this price and instead attempts to justify the proposed transaction by pointing to recent concerns regarding TSFG’s capitalization.”
Since the beginning of 2008, South Financial has lost nearly $1.4 billion. In April, the company entered into a consent order with the Federal Deposit Insurance Corp. that required South Financial to raise capital and rid its books of troubled assets or risk being placed in federal receivership.
Plaintiffs, however, point to recent earnings reports and claim South Financial was poised for a turnaround. South Financial lost $85.8 million in the first quarter, down from $90.8 million during the same quarter last year and from $193.9 in the fourth quarter.
The merger still requires shareholder and regulatory approval. A shareholder meeting has not been scheduled but one is expected sometime in August.
Return to Top
9. La Banque TD vibre au rythme du jazz [TD will move to the rhythm of jazz]
7 Jours (Canoe)
06/23/2010
La Banque TD vibrera au rythme du jazz, dans le cadre du 31e Festival International de Jazz de Montréal, qui se tiendra du 25 juin au 6 juillet, a-t-on appris par voie de communiqué mardi.
Étant pour la première fois cette année le commanditaire principal et le présentateur officiel du Festival, la Banque TD offrira des prestations inédites et une expérience des plus confortables pour les festivaliers.
«Des espaces pour les vélos, de nouvelles aires de repos et une tente pour les Amis du Festival ajouteront de la convivialité au périmètre du Festival», a affirmé Bernard Dorval, président suppléant, TD Canada Trust et Chef de groupe, Assurance et Développement international,Groupe Financier Banque TD, dans le communiqué. La musique parviendra même jusqu’à nos succursales avec une programmation inédite de quelques groupes jazz dans certaines d’entres elles.»
Comme les vélos ne sont pas admis sur le site du Festival, les Zones vélos de la Fondation TD des amis de l’environnement offriront 300 places de stationnement aux mélomanes cyclistes.
Les festivaliers pourront aussi se détendre à la Place confort TD, un oasis de verdure.Les détenteurs de la carte des Amis du Festival pourront également avoir accès gratuitement aux commodités de la Tente des Amis du Festival.
La BanqueTD célèbre cette année son 150e anniversaire de présence au Québec. Elle s’implique dans neuf festivals majeurs au Canada et dans plusieurs festivals locaux.
Return to Top

10. Carney’s bank makeover complete with new deputy
The Globe and Mail
06/23/2010
JEREMY TOROBIN
The makeover of the Bank of Canada’s key body is now complete.
The central bank’s board of directors on Tuesday tapped adviser Agathe Côté to replace Pierre Duguay as one of five deputy governors when Mr. Duguay, the longest-serving member of the bank’s council and a veteran of the institution since 1973, retires in late July.
The appointment of Ms. Côté, the first francophone woman to fill the post, leaves Bank of Canada governor Mark Carney with an inner circle assembled after he replaced David Dodge in October, 2007. In his two and a half years at the helm, the institution has been restocked with fresh faces to help Mr. Carney, a former Goldman Sachs investment banker and senior Finance Department official, steer the economy through the worst global downturn since the Great Depression.
The recent period has seen the central bank try to increase its role in helping to ensure stability of the financial system, and the deputies appointed under Mr. Carney reflect that goal.
Ms. Côté, 52, started at the central bank in 1982 as an economist in its international department, eventually rising to deputy chief of the financial markets department and then serving as head of the bank’s research operations from 2003 to 2008 before Mr. Carney asked her to be one of his advisers.
She holds bachelor’s and master’s degrees in economics from the Université de Montréal.
“Agathe’s deep knowledge of the institution, her sound judgment, and her expertise in monetary policy and financial stability issues make her a tremendous addition to the governing council,” Mr. Carney said in a statement.
“Agathe has already made important contributions to the Bank’s policy responsibilities.”
Ms. Côté’s appointment makes good on a pledge by the bank to replace Mr. Duguay from within, after a couple of surprise selections from the ranks of academia or other financial institutions.
The new appointee has an excellent reputation among private-sector economists and is a “wonderful choice” for the governing council, said Eric Lascelles of TD Securities in Toronto.
“I don’t think you’ll find anyone suggesting there was a stronger candidate out there,” Mr. Lascelles said in an interview. “It is wonderfully convenient that she is an internal representative, because there have been a number of external appointments, and it’s also a very positive and constructive thing that she is francophone and that she’s a woman as well, because it does help to round out the committee. I’m not at all suggesting she was hired based on those criteria, but it’s always positive for the board to have a little bit more diversity.”
John Murray, who joined the governing council in January, 2008, a month before Mr. Carney officially took over from Mr. Dodge, is now the central bank’s longest-serving deputy.
On July 1, Tiff Macklem, a deputy governor under Mr. Dodge who replaced Mr. Carney at the Finance Department as Canada’s point man at international economic summits, will step into the senior deputy governor position when Paul Jenkins retired earlier this year.

In March, Mr. Carney appointed another of his circle of advisers, Princeton University-trained economist Jean Boivin — who once co-wrote an article with U. S. Federal Reserve Chairman Ben Bernanke — to fill the opening created by David Longworth’s retirement. The other deputy governor is Timothy Lane, who joined the Bank of Canada from the International Monetary Fund in February, 2009.
Ms. Côté and Mr. Lane will share oversight of the bank’s efforts to ensure the stability of Canada’s financial system, according to the statement.
The Governing Council will spend much of the next year mulling whether to change the bank’s inflation-targeting regime, which expires at the end of 2011. The bank’s mandate to set rates so inflation stays around 2 per cent is widely viewed as a success, but policy makers are considering whether to lower the target or move to system that would attempt to make up for periods when the target’s missed by aiming for a specified gain in inflation over a period of time.
Return to Top
11. MasterCard sale puts call centre jobs at risk
London Free Press
06/23/2010
HANK DANISZEWSKI
Pg. D8
Hundreds of London jobs could be on the line as Citigroup sells its Canadian MasterCard business to CIBC.
Citi Cards Canada is the anchor office tenant for Citi Plaza, the former Galleria London.
The company’s 114,000-sq.-ft. space houses a call centre to service MasterCard and other private-label credit cards as well as a CitiGroup financial centre.
CitiGroup Canada spokesperson Troy Underhill said the centre employs about 650 people, down from about 800 last summer, and about half are employed in the MasterCard operation.
Underhill said the deal with CIBC should close in October and Citi Cards will continue to run the MasterCard business on behalf of CIBC for up to one year.
After that, the fate of the London employees working with the MasterCard operation is up in the air.
“We really don’t have a sense of what the direct impact will be, but the major focus for us will be to do whatever we can for our employees,” said Underhill.
CitiGroup Canada is owned by Citi, a New York-based financial institution which was rocked by last year’s financial crisis and took a $45-billion bailout from the U.S. government.
Since then, Citi has been shedding “non-core” assets and announced last week it had struck a deal to sell the Canadian MasterCard business to CIBC. Citi originally bought the MasterCard business from Canada Trust in 1999 when it was forced to divest some operations because of a merger with the TD Bank.
Underhill said the MasterCard flip would not affect London employees who work in the Citi Financial operation or the private credit card service that handles major retailers such as Home Depot, Staples and Petro-Canada.

But he said those parts of the operation may be affected in the future.
“The business is currently undergoing an analysis to see if there are divestiture opportunities for those other businesses,” he said.
CIBC spokesperson Rob McLeod said the deal was in the early stages and it would be “premature” to comment on whether CIBC would be willing take on any of the Citi employees affected by the sale of the MasterCard business or move the operation to another location in London.
The loss of the jobs could be another blow for Citi Plaza, only a year after the complex was renamed for the anchor tenant after a $25-million renovation.
In March, TeleTech, another call centre located in Citi Plaza, handed out layoff notices Friday to all 226 employees and said it would close at the end of August. The announcement coincided with a union certification drive by the United Steelworkers.
At the time, Lucas Blois of Arcturus Realty, managers of Citi Plaza, downplayed the TeleTech announcement, saying “the business relationship will continue.
Blois could not be reached Monday for comment.
Return to Top
12. Debit Card Doubles Down
The New York Times
06/23/2010
RON LIEBER
Pg. B1
At a time when many banks have become notorious for taking money away from checking account customers, a start-up is planning to double what it’s putting back in account holders’ wallets.
On Wednesday, Perk Street Financial is planning to announce that it will double, to 2 percent, its rebate on every dollar its checking account customers spend when they sign for purchases using their debit card. Anyone with a balance of at least $5,000 at the start of each day will earn the reward, which comes in the form of gift cards to retailers or a Visa gift card that can be used at any merchant. Those with balances below $5,000 will earn 1 percent back.
Perk Street, which began opening accounts for consumers last year, is not a bank. But it works with Bancorp Bank, a company with protection from the Federal Deposit Insurance Corporation, to offer its accounts. Dan O’Malley, Perk Street’s co-founder, is a veteran of Capital One, and his company has venture capital backing from Highland Capital Partners, a well-established firm.
Still, companies with much more experience have tried and failed to sustain cards that give a 2 percent rebate to customers. Most debit card issuers, if they have a rewards program at all, give away far less than 2 percent. In 2008, Charles Schwabintroduced a Visa credit card that offered rebates of 2 percent on all purchases and deposited the money into a brokerage account. Earlier this year, however, Schwab stopped taking applications for new cards after not making as much money as it had hoped from interest charges.
A debit card like Perk Street’s doesn’t even get revenue from customers paying interest because debit card expenditures come directly out of a checking account. So a skeptical consumer has to wonder: how on earth can

Perk Street pay this much out and still make money?
The company has a few sources of revenue. The first and most likely the biggest is money from fees merchants pay to accept Perk Street’s debit cards. A bank like Bancorp gets about $1.30 for every $100 that customers spend on their cards when signing for their purchase, according to David Robertson, publisher of The Nilson Report, an industry newsletter. Bancorp gives some or all of that to Perk Street, though neither party would disclose the terms of the deal.
Then, there’s the money to be made from that $5,000 minimum balance. “Let’s say the average balance actually ends up being $10,000,” said Aaron Fine, a partner in the retail and business banking practice with Oliver Wyman. He was speaking in general terms about banking business models because firm employees do not generally comment on specific companies. Bancorp can then make money storing Perk Street’s customers’ deposits in safe investments like Treasury bills or lending that money to businesses. Either way, Bancorp shares some of those earnings with Perk Street, too.
Still, Mr. Fine wondered why a company like Bancorp would share any of this money in the first place. “They could get low-cost deposits in other places, so why pay out some of that revenue?” he said.
Betsy Cohen, Bancorp’s chief executive, said that taking in deposits through Perk Street was less expensive than creating a traditional branch network. Also, the value of a company like hers is based in part on the deposit-gathering relationships it has in place. So it needs partners like Perk Street (it works with health savings account providers and others) to provide a consistent source of funds.
Perk Street also faces the basic challenge of getting people with lots of automated payments tied to their current checking accounts to switch banks. Just resetting the payments can take an hour or two at least, plus a few months of careful observation to make sure that the new ones take and that neither the old nor the new account is overdrawn.
Certainly, debit reward programs at big banks, which often pay well under $1 for every $100 a customer spends, aren’t enough to get people to switch. “It’s not moving the dial,” said Mr. Fine of Oliver Wyman. But a 2 percent rebate might be enough to get people to move. Those who spend $2,000 a month on a Perk Street debit card and have at least a $5,000 balance will earn $480 in annual awards. And that’s before any earnings from the 5 percent bonuses in various merchant categories that the company plans to start offering this week.
There is no fee for a Perk Street account in which there is at least one transaction a month and no limit on rebates earned at the 2 percent rate. Account holders can earn up to $500 a year with the 5 percent bonuses.
Once customers move their accounts to Perk Street, they will find no branches and none of their own A.T.M.’s, though the company has teamed with an A.T.M. network that has 37,000 surcharge-free machines around the country. Customers might also see hiccups in service quality if Perk Street grows quickly as a result of its 2 percent gambit. And those gift cards it gives out can be lost and can be inconvenient to fully drain.
Assuming Perk Street’s business model is sound, its biggest threat may be a reduction in what it earns from merchant fees. The financial overhaul legislation that the House and Senate are haggling over may result in big banks earning less money from debit card merchant fees. Bancorp is not among those banks, but Visa and MasterCard could eventually come under pressure from the big banks or the merchant community to reduce what it pays all banks, no matter their size.
“There is risk there,” said Mr. O’Malley, who would presumably not be making a big effort to give away a 2 percent rebate if he believed a change was imminent.
Or would he? A true cynic might suspect a pump-and-dump scheme: lure people in with a big rebate and then cut it sharply once they have checking accounts set up. Some customers would leave in disgust, but many more would probably shrug their shoulders and stay. Mr. O’Malley said he had no such plans. ''A lot of banks, that’s explicitly what they try to do, and it leaves a bad taste in my mouth,’’ he said.
If you believe him, and given the company name he’d be foolish to try a stunt like that, then you have an interesting choice. I’m not moving my money to Perk Street because I get more than 2 percent back through strategic credit card spending on my Starwood Preferred Guest American Express card, Costco TrueEarnings American Express Card and Schwab Visa.
But if I were a debit card user and could keep a $5,000 balance, I’d probably roll the dice on Perk Street’s model. If it works, it will be one of the richest checking accounts in the land.
Return to Top
13. JPMorgan Sets Sights Overseas
The New York Times
06/23/2010
ERIC DASH
Pg. B1
JPMorgan Chase emerged from the financial crisis as one of the strongest banks on American soil. Now it wants to make up lost ground overseas.
The bank’s chief executive, Jamie Dimon, announced a series of management changes toward that end on Tuesday, appointing one of his closest lieutenants to a new position with a mandate to start a global corporate banking business and scout out opportunities in Europe, Latin America and Asia.
The executive, Heidi G. Miller, was named president of the bank’s international operations and chairwoman of a new global advisory committee made up of about a dozen senior bankers and regional business heads. The new role should further cement Ms. Miller’s standing as one of the most powerful women on Wall Street.
Ms. Miller’s appointment set off other changes to the bank’s organizational chart. Michael J. Cavanagh, JPMorgan’s chief financial officer, will take over for Ms. Miller as head of the bank’s Treasury and Securities division, which focuses on back-office recordkeeping and securities lending for big institutional investors like hedge funds and pension funds.
Douglas L. Braunstein, 49, the head of investment banking for the Americas, will succeed Mr. Cavanagh, 44. Mr. Braunstein’s successor has not been named.
Mr. Dimon, 54, said in a brief telephone interview on Tuesday that he had been contemplating the changes for several months, with an eye toward developing a roster of younger managers that could someday succeed him.
Although James E. Staley, 53, head of JPMorgan’s investment bank, is widely believed to be Mr. Dimon’s most likely successor, Mr. Cavanagh’s star rocketed during the financial crisis, when he helped engineer the acquisitions of Bear Stearns and Washington Mutual and steer the bank through months of turbulent markets. Since then, the bank’s performance and stock price have stood out among its peers.
Mary Erdoes, 42, who runs JPMorgan’s asset management division, and Charles W. Scharf, 45, the head of its retail operations, are also viewed as potential candidates down the road.
At the same time, Mr. Dimon has made expanding overseas a priority. JPMorgan Chase gets about a quarter of its revenue from international operations and has few retail branches outside the United States. Even its global investment banking and treasury services businesses focus mainly on Western Europe.
Other big banks, like HSBC and Standard Chartered, have much stronger toeholds in emerging markets. Citigroup, where Mr. Dimon and Ms. Miller rose through the ranks together, derives nearly 60 percent of its revenue from overseas and has had retail operations in China and India for decades.
With growth trends tilting toward the emerging markets and the prospect of tighter regulation from Washington, Mr. Dimon sees untapped opportunity. Analysts project that the growth rate of banking will be two to three times faster in emerging markets than the United States.
“We have got to invest locally, look at clients globally and look at new markets,” he said in the interview. “We are going to get the whole company behind it.”
Mr. Dimon, who spent the last two weeks hopscotching across China, India and Russia, had been laying the groundwork for international expansion for some time. A few years ago, he assigned two top lieutenants to scout out potential consumer banking opportunities overseas. He created a network of global advisers, including Tony Blair, the former British prime minister, and established a partnership with a buyout firm started by several former Citigroup colleagues to hunt for overseas acquisitions.
The global credit crisis postponed those plans. But at a meeting of the bank’s top executives on Sea Island, Ga., last summer, Mr. Dimon committed to spending billions of dollars in the coming years to bolster the bank’s overseas business. The bank plans to focus on a dozen or so emerging markets, Mr. Dimon said, including the so-called BRIC countries, Brazil, Russia, India and China, as well as places like Vietnam, Indonesia, Malaysia, the Philippines and parts of Africa.
Mr. Dimon has already made a handful of deals to add to the bank’s international portfolio. Earlier this year, it bought a commodities trading unit from the Royal Bank of Scotland. It plans to buy Gavea Investments, a Brazilian asset management firm. And last week, it announced an investment banking joint venture with First Capital Securities of China.
But the centerpiece of his immediate strategy is to create a global corporate bank that can serve multinational clients. Mr. Dimon said he hoped to assign global corporate banking responsibilities to employees in the investment banking and treasury services units, with Ms. Miller in charge of forging cooperation among business lines and regions.
“If she comes up with a great plan, we will put a lot of money behind that,” Mr. Dimon said.
The global bank has a loose structure for its 400 employees, with spaghettilike reporting lines that some senior executives privately say could pose significant challenges. Mr. Dimon says he worries about that, too, but has concluded that having an overarching head of international operations would lead to more accountability. “The intent of this is to get less bureaucracy,” he said.
The new role for Ms. Miller, who has a doctorate in Latin American studies, puts her in charge of a far smaller business than the treasury services unit, but one that could influence the bank’s long-term prospects.
A longtime member of Mr. Dimon’s inner circle since she served as chief financial officer of Citigroup while he was president, Ms. Miller joined him again to help turn around Bank One, which would later merge with JPMorgan. (She had an eight-month stint as Priceline.com’s financial chief during the height of the dot-com boom in 2000.)
Mr. Cavanagh, meanwhile, had been angling to run one of the bank’s major businesses even before the crisis. Mr. Dimon pressed him to stay on as financial chief. Many see his job move as part of Mr. Dimon’s strategy of grooming well-rounded managers.

“I always thought it makes sense to have corporate and line-of-business experience,” Mr. Dimon said. “It just gives you a better understanding of the firm.”
Return to Top
14. Prices present no worries for Bank of Canada: analysts; Economy Annualized inflation dip dips to 1.4%
The Canadian Press
06/23/2010
JULIAN BELTRAME
Pg. B3
Not too hot, not too cold — Canada’s inflation rate is about where Bank of Canada governor Mark Carney would want it leading into his next big decision on interest rates.
Statistics Canada reported Tuesday that annualized inflation dipped four-tenths of a point to 1.4 per cent last month, and the central bank’s core index slipped one notch to 1.8 per cent, well below the bank’s preferred target of two per cent.
With temporary factors the only major contributors to above-target inflation, analysts said Carney may still go ahead with his second interest rate hike in two months on July 20, but it won’t be because inflation is keeping him up at a night.
A BMO economist noted, however, that the Canada’s central bank is still charging a very low rate for overnight loans — which are only available to a small number of very large financial institutions.
“It’s true this inflation rate is quite benign, but the bank’s overnight rate (0.5 per cent) is below the inflation rate. That’s quite rare,” noted Douglas Porter, deputy chief economist with BMO Capital Markets.
“There’s no urgency, but over time the trend will be to get those interest rates at least back to inflation if not a bit higher.”
The big unknown is how fast and how high. Porter sees the central bank pausing after another quarter-point hike to 0.75 per cent next month, while the TD Bank said Tuesday it believes Carney will bring the policy rate to 1.5 per cent by year’s end, “barring any financial market flareups.”
CIBC’s Krishen Rangasamy said May’s soft prices report again underlines the sizable economic slack still present in Canada, despite two consecutive quarters of 4.9 per cent and 6.1 per cent growth.
The Bank of Canada believes growth is moderating, however, and the economy won’t return to full capacity until sometime in the middle of next year.
Most of the inflation numbers point to a moderating trend.
On a month-to-month basis, Canadians paid 0.3 per cent more for goods last month than they did in April.
Excluding energy, the national inflation rate stood at a tepid one per cent.
Overall, six of the major components tracked by Statistics Canada recorded price increases, most moderate.
Transportation prices rose 4.1 per cent, largely due to gasoline, while shelter costs rose 1.3 per cent as a 4.4 per cent rise in the price of homes was offset by a 5.4 per cent decline in mortgage interest costs.
Food prices, a key element of the index, went up a tame 0.8 per cent, the smallest increase since March 2008.
The agency said gasoline prices were still 6.2 per cent higher than they were 12 months ago, but that is a huge drop from the 16.3 per cent difference that existed in April. On a monthly basis, gasoline was actually 0.5 per cent lower in May than in April.
The only major inflation bump in the future will come in the next few months when Ontario and British Columbia move to a harmonized sales tax, but because it is a one-time adjustment, the change won’t affect the central bank’s thinking.
Return to Top
15. Address high student debt
The Telegraph-Journal (Saint John, NB)
06/23/2010
Pg. A8
More than 40 years ago, New Brunswick made a record investment in universities and colleges to close a critical gap in access to post-secondary information.
Today, there’s a new gap — a gap in knowledge about the earning power particular programs confer, and about how to finance an education without getting buried in debt. This gap is leading students deeper into debt and discouraging potential students from attaining degrees. The consequences, for families and provinces, are serious.
Post-secondary education is vital to the success of individuals and the provincial economy, because an educated workforce is the foundation of higher-value employment. Legislators and educators need to close the debt gap. They could start by assessing how well student aid programs are working and by giving students the information they need to make better-informed decisions.
The general value of a university degree or college diploma has been well demonstrated; statistically, graduates earn more. But the actual value of a particular credential depends on a variety of factors, from the debt a student incurs to the level of demand in the job market. Students must make a shrewd reckoning of what they’ll get for the money they pay.
Recent reports on the subject suggest that isn’t happening.
The Canadian Alliance of Student Associations has reported that many students are poorly informed about financial aid options or what to expect when their loans come due. TD Economics has confirmed this lack of knowledge, and added the observation that financial aid programs are not well-aligned to the public need. Students from low-income families are particularly affected, since tuition-debt offsets such as Registered Education Savings Plans and tuition tax credits are only of use to those with greater financial resources.
New Brunswick legislators have taken steps to strengthen educational institutions and limit the debt students take on. But this province has not addressed the gap in financial literacy among high school graduates. Nor has it asked colleges and universities to align the number of students they admit to professional programs with anticipated demand in the economy.
Students have an obligation to themselves to determine whether a particular course of study is worth the investment. But as the operator of the public education system and the financier of provincial student loans, the New Brunswick government has a corresponding obligation — to ensure that students have the knowledge and tools they need to be able to benefit from higher education.
Return to Top
16. ‘Mamma Mia’ Goes Dark, Bankers Stay Home as G-20 Hits Toronto
Bloomberg
06/22/2010
DOUG ALEXANDER, JOE SCHNEIDER and SEAN B. PASTERNAK
Toronto, host to this weekend’s Group of 20 summit, is preparing for an invasion of world leaders, police and protesters by shutting its doors.
The Toronto Blue Jays baseball team is leaving town, the Royal Alexandra Theatre is closing for the first time in more than a century and thousands of bankers and money managers such as David Cockfield are working from home.
“People coming to cover the G-20 are going to find Toronto just empty, with wind blowing through the downtown canyons, asking ‘Where are all the people?’” said Cockfield, a portfolio manager at MacNicol and Associates Asset Management Inc., which oversees about C$300 million ($293 million).
Lost business from shuttered shops, offices, restaurants and tourist venues such as the Art Gallery of Ontario will likely offset any economic gains from packed hotels for the June 26-27 summit in Canada’s biggest city, Bank of Montreal deputy chief economist Doug Porter said.
The G-20 meeting may result in an average C$7,500 in lost sales for each downtown restaurant during the two days, according to the Canadian Restaurant and Foodservices Association. That’s a revenue drop of about C$23 million.
“Bottom line, restaurateurs are not liking it at all,” association Chief Executive Officer Garth Whyte said. “There’ll be more losers than winners.”
Security Zone
A 12-block section of Toronto’s financial district is already surrounded by three-meter (10-foot) high chain-link fences and concrete barriers, part of the largest security operation ever in Canada with 20,000 police and security guards.
About 223,000 employees work in financial services in Toronto, the third-most of any city in North America, according to the Toronto Financial Services Alliance. The region of about 5.1 million people is home to Canada’s largest lenders, 55 foreign bank units and insurers such as Manulife Financial Corp.
At least three dozen downtown branches of Canada’s five- largest lenders including Toronto-Dominion Bank and Canadian Imperial Bank of Commerce will close between June 24 and June 27 because of increased security and protests.
Bankers in the city’s financial district on Bay Street are also being advised by their companies to ditch suits and ties for casual clothes, with at least 18 demonstrations planned by groups protesting everything from oil-sands development and poverty to boycotting Chilean wine and fruit.

“I’ll probably wear a baseball cap and a pair of shorts,” Sentry Select Capital money manager Mason Granger said. “I don’t want to make it obvious I’m a Bay Street guy.”
Law Firm Closes
Bank of Montreal, based in the First Canadian Place tower, may have as many as 40 percent of its 6,000 downtown staff working from home, spokesman Ralph Marranca said. The bank also plans to run part of its Canadian trading operations from an alternate site, he said.
Osler, Hoskin & Harcourt LLP will close its law office in the same building on June 25, affecting about 750 employees, said Chief Operating Officer Ruth Woods. PricewaterhouseCoopers is closing its offices nearby, affecting 1,800 staff.
Paul Hand, a managing director of equities at RBC Capital Markets, says he’ll take June 25 off and come in later than normal to Royal Bank of Canada’s gold-tinted office tower tomorrow. The Brooks Brothers clothing store in the same building will be closed for three days.
“This whole G-20 thing has taken on a surreal feel,” said Hand, 61. “It’s become a backdrop of malaise.”
Stay Home
Canada will spend as much as C$1.2 billion for the meetings to host world leaders, said Andrew MacDougall, a spokesman for Prime Minister Stephen Harper. The costs include the G-8 meeting on June 25 at a lakeside resort about 230 kilometers (143 miles) north of the city in Huntsville, Ontario.
By contrast, last year’s G-20 summit in Pittsburgh cost $18 million and London’s tab was $30 million, according to a report by the University of Toronto’s G8 and G20 Research Groups. The amounts in other countries may not be comparable, the group said.
The U.S. government issued an alert telling travelers to avoid downtown Toronto during the summit because of the potential for “violent and unpredictable” protests that started on June 21.
“Most of the action with the demonstrators, broken glass and tear gas will probably be right near our office,” said Ed Sustar, 44, a senior credit analyst at Moody’s Investors Service.
Theaters Go Dark
The shows won’t go on at The Royal Alexandra Theatre and Princess of Wales, which are closed from June 21 to June 27.
“We’ll be taking a sizeable loss,” said producer David Mirvish, 65. “That week would have been enormous” because it was the last week for “Mamma Mia.” About 600 staff will lose their wages for the week, he said.
The Toronto Blue Jays shifted their three-game “home” series against the Phillies to Philadelphia to avoid the Rogers Centre stadium, beside the summit venue at the Metro Toronto Convention Centre.
Big Daddy’s Crab Shack and Oyster Bar is among Toronto eateries planning to close this weekend.
“Nobody’s going to be coming downtown,” manager Trey Tran said.
Gabby’s, a sports bar, is betting that full hotels will translate into booming business from police, journalists and summit delegates. Tourism Toronto estimates the G-20 will result in 114,000 hotel-room nights in the city and spending of C$53 million.
The Royal Canadian Mounted Police are based at the Hyatt hotel across the road from Gabby’s.
“The RCMP guys are going to be drinking here,” Gabby’s general manager Scott Wark said. “I don’t expect any problems.”
Return to Top
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
The terms of our contract allow the Daily Media Roundup to be used exclusively by TD Bank Financial Group employees; please do not distribute outside TDBFG. Contact Samson Yuen with any questions.
Les modalités de notre contrat permettent l’utilisation exclusive du Survol quotidien des médias par les employés du Groupe Financier Banque TD; veuillez ne pas faire circuler à l’extérieur du GFBTD. Veuillez communiquer avec Samson Yuen pour toute question.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration

Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi intitulée Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de l’opération par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de l’opération selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de l’opération ou de remplir d’autres conditions liées à l’opération selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009 sur formulaire 40-F de La Banque Toronto-Dominion, et dans le rapport annuel de 2009 sur formulaire 10-K de The South Financial Group, Inc. déposés auprès de la Securities and Exchange Commission (SEC) et disponibles sur le site Internet de la SEC (http://www.sec.gov).
L’opération de fusion envisagée entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’approuvent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement sur formulaire F-4 qui contient une circulaire de sollicitation de procurations/un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à l’opération proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations/prospectus provisoire lié à l’opération de fusion proposée, ainsi que la circulaire de sollicitation de procurations/prospectus définitif, lorsque disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus provisoire, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations/prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations/prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à l’opération de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel sur formulaire 40-F pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et circulaire de procuration de 2010, qui a été déposé auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement sur formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. à l’égard de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la déclaration d’enregistrement susmentionnée sur formulaire F-4, qui a été déposée auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JUNE 23, 2010
Daily News Brief
June 23, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank Wants To Get Bigger In N.C. — Philadelphia Business Journal
According to our sister paper, the Charlotte Business Journal, TD Bank is looking to expand on its new presence in North Carolina. Citing observers, the paper said TD’s expansion plans will focus on the only major markets where his bank doesn’t have a presence along the Eastern Seaboard: Charlotte, Raleigh and Atlanta. [TD Bank’s Bharat Masrani is quoted.]
2.	Shareholders Challenge South Financial Merger - Charleston Regional Business Journal (SC) [Similar article appears in The Sun News (SC).]
Five shareholders filed suit Friday challenging the pending merger of The South Financial Group into TD Bank Financial Group. The plaintiffs say the Greenville-based institution and its board of directors ignored a fiduciary responsibility to shareholders, who would receive 28 cents per share under the current agreement.
3.	‘Mamma Mia’ Goes Dark, Bankers Stay Home as G-20 Hits Toronto - Bloomberg
Toronto, host to this weekend’s Group of 20 summit, is preparing for an invasion of world leaders, police and protesters by shutting its doors. [Toronto-Dominion Bank is mentioned.]
INDUSTRY NEWS
1.	EBank Tax Gains Backers Before G-20 — Wall Street Journal
Europe on Tuesday moved to back a new tax on banks, with the U.K. including the levy in its new emergency budget and Germany and France pledging similar action in coming months.
2.	Banks Have Repaid 75% of Bailout, Geithner Says - New York Times (The Associated Press)
The Treasury secretary, Timothy F. Geithner, said on Tuesday that taxpayers were recovering their investment from the financial bailouts as the program was wound down. But he acknowledged there would probably be a loss from the rescue of the insurer American International Group.

3.	When Caution Carries Risk — New York Times
Ben Bernanke believes that he and his Federal Reserve colleagues have the ability to lift economic growth at their meeting this week. The Fed, he has said, ''retains considerable power to expand aggregate demand and economic activity, even when its accustomed policy rate is at zero,’’ as it is today.
4.	Debit Card Doubles Down — New York Times
At a time when many banks have become notorious for taking money away from checking account customers, a start-up is planning to double what it’s putting back in account holders’ wallets.
5.	JPMorgan Sets Sights Overseas — New York Times
JPMorgan Chase emerged from the financial crisis as one of the strongest banks on American soil. Now it wants to make up lost ground overseas.
TD BANK NEWS
1.	TD Bank Wants To Get Bigger In N.C. By Jeff Blumenthal June 22, 2010 — Philadelphia Business Journal
According to our sister paper, the Charlotte Business Journal, TD Bank is looking to expand on its new presence in North Carolina. Citing observers, the paper said TD’s expansion plans will focus on the only major markets where his bank doesn’t have a presence along the Eastern Seaboard: Charlotte, Raleigh and Atlanta.
TD announced plans last month to buy Greenville, S.C.-based The South Financial Group — which owns 22 Carolina First bank branches in North Carolina, 83 branches in South Carolina and 66 Mercantile Bank branches Florida. In April, TD also acquired three failed banks in Florida. When the South Financial deal wraps up later this year, TD will have catapulted from 40th to 10th in Florida deposits.
“One never wants to say never,” TD Bank Bharat Masrani recently said in a conference call with investors. “We are very happy with the footprint that we have. But should a compelling opportunity come up, we will certainly look at it.”
The South Financial deal helps to bridge a break in its footprint between the Washington metro area and Florida, where the bank had no presence. In North Carolina, it enters markets such as Asheville and Wilmington while in South Carolina, it gains sites in Charleston, Columbia, Lexington, Myrtle Beach and Aiken.
But the Charlotte paper says obvious holes remain in North Carolina. The proposed acquisition of South Financial gives TD Bank a firm footing only in sleepy mountain communities. It also inherits a few branches in Wilmington.
But beyond five branches in S.C. counties near Charlotte, it lacks any presence there, the largest banking market in the Carolinas and where both Wachovia Corp. (before being acquired by San Francisco-based Wells Fargo & Co.) and Bank of America are based and control a combined 90 percent of the deposits.
Masrani told investors his company’s presence in the mountains will serve as “a beachhead from which to grow” in North Carolina.
UNC Charlotte finance professor Tony Plath said TD Bank will need to complete two or three acquisitions to gain a foothold in Charlotte and Raleigh, plus three more purchases to gain ground in Georgia.
“They’re not done yet,” Plath said. “TD is going to build a complete Southeastern footprint.”
Plath, though, said the challenge to entering Charlotte is the lack of a good acquisition target being that Wachovia and Bank of America are so dominant. But while most of TD’s U.S. growth has come by acquisition, predecessor Commerce Bancorp was known for its organic growth strategy — which TD has employed in filling out Northeast markets in since the Commerce deal closed two years ago.
Top
2.	Shareholders Challenge South Financial Merger June 22, 2010 — Charleston Regional Business Journal (SC) [Similar article appears in The Sun News (SC).]
Five shareholders filed suit Friday challenging the pending merger of The South Financial Group into TD Bank Financial Group.
The plaintiffs say the Greenville-based institution and its board of directors ignored a fiduciary responsibility to shareholders, who would receive 28 cents per share under the current agreement. Plaintiffs also say proxy documents filed with the Securities and Exchange Commission fail to disclose adequate information on the merger, among other complaints.
South Financial maintains that the merger is the best outcome for the bank and its shareholders.
Plaintiffs in the suit are G.A. Milner III, W. Gordon Parrott III, Harold D. Enloe, Wade Brodie and John H. Robison. Milner, Parrott, Enloe and Brodie are S.C. residents; Robison lives in North Carolina.
They seek class status and a jury trial and want the court to direct the bank to obtain another transaction agreement that is more beneficial to shareholders.
Defendants named in the suit include The South Financial Group, TD Bank Financial Group, Toronto-Dominion Bank and members of the South Financial’s board of directors.
In a statement, South Financial President and CEO Lynn Harton called the lawsuit meritless.
“TSFG’s board and management thoroughly explored the potential avenues to maximize shareholder value in the face of this very challenging economic environment,” Harton stated. “We engaged the best professional advisers and benefited from their sound, reasoned advice. The TD transaction is the result of this exhaustive examination. It is the best option for our shareholders, and we stand by the chosen path.”
TD Bank announced in May that it agreed to purchase South Financial for about $192 million and cover about $1 billion in future losses on the South Financial portfolio. Under the agreement, South Financial shareholders would receive $61 million in cash or TD common stock. Shareholders would receive either 28 cents per share or 0.004 shares of TD common stock for each share of South Financial stock owned.
To shareholders, that price represents a 59% discount on the price at which South Financial stock closed the day before the merger announcement: 68 cents a share.
“Despite this great disparity and apparent unfairness to TSFG shareholders, the proxy (on the merger, filed with the SEC) fails to provide any financial analysis to explain or support this price and instead attempts to justify the proposed transaction by pointing to recent concerns regarding TSFG’s capitalization.”
Since the beginning of 2008, South Financial has lost nearly $1.4 billion. In April, the company entered into a consent order with the Federal Deposit Insurance Corp. that required South Financial to raise capital and rid its books of troubled assets or risk being placed in federal receivership.
Plaintiffs, however, point to recent earnings reports and claim South Financial was poised for a turnaround. South Financial lost $85.8 million in the first quarter, down from $90.8 million during the same quarter last year and from $193.9 in the fourth quarter.
The merger still requires shareholder and regulatory approval. A shareholder meeting has not been scheduled but one is expected sometime in August.
Top
3.	‘Mamma Mia’ Goes Dark, Bankers Stay Home as G-20 Hits Toronto By Doug Alexander, Joe Schneider and Sean B. Pasternak June 22, 2010 — Bloomberg
Toronto, host to this weekend’s Group of 20 summit, is preparing for an invasion of world leaders, police and protesters by shutting its doors.
The Toronto Blue Jays baseball team is leaving town, the Royal Alexandra Theatre is closing for the first time in more than a century and thousands of bankers and money managers such as David Cockfield are working from home.
“People coming to cover the G-20 are going to find Toronto just empty, with wind blowing through the downtown canyons, asking ‘Where are all the people?’” said Cockfield, a portfolio manager at MacNicol and Associates Asset Management Inc., which oversees about C$300 million ($293 million).
Lost business from shuttered shops, offices, restaurants and tourist venues such as the Art Gallery of Ontario will likely offset any economic gains from packed hotels for the June 26-27 summit in Canada’s biggest city, Bank of Montreal deputy chief economist Doug Porter said.

The G-20 meeting may result in an average C$7,500 in lost sales for each downtown restaurant during the two days, according to the Canadian Restaurant and Foodservices Association. That’s a revenue drop of about C$23 million.
“Bottom line, restaurateurs are not liking it at all,” association Chief Executive Officer Garth Whyte said. “There’ll be more losers than winners.”
Security Zone
A 12-block section of Toronto’s financial district is already surrounded by three-meter (10-foot) high chain-link fences and concrete barriers, part of the largest security operation ever in Canada with 20,000 police and security guards.
About 223,000 employees work in financial services in Toronto, the third-most of any city in North America, according to the Toronto Financial Services Alliance. The region of about 5.1 million people is home to Canada’s largest lenders, 55 foreign bank units and insurers such as Manulife Financial Corp.
At least three dozen downtown branches of Canada’s five- largest lenders including Toronto-Dominion Bank and Canadian Imperial Bank of Commerce will close between June 24 and June 27 because of increased security and protests.
Bankers in the city’s financial district on Bay Street are also being advised by their companies to ditch suits and ties for casual clothes, with at least 18 demonstrations planned by groups protesting everything from oil-sands development and poverty to boycotting Chilean wine and fruit.
“I’ll probably wear a baseball cap and a pair of shorts,” Sentry Select Capital money manager Mason Granger said. “I don’t want to make it obvious I’m a Bay Street guy.”
Law Firm Closes
Bank of Montreal, based in the First Canadian Place tower, may have as many as 40 percent of its 6,000 downtown staff working from home, spokesman Ralph Marranca said. The bank also plans to run part of its Canadian trading operations from an alternate site, he said.
Osler, Hoskin & Harcourt LLP will close its law office in the same building on June 25, affecting about 750 employees, said Chief Operating Officer Ruth Woods. PricewaterhouseCoopers is closing its offices nearby, affecting 1,800 staff.
Paul Hand, a managing director of equities at RBC Capital Markets, says he’ll take June 25 off and come in later than normal to Royal Bank of Canada’s gold-tinted office tower tomorrow. The Brooks Brothers clothing store in the same building will be closed for three days.
“This whole G-20 thing has taken on a surreal feel,” said Hand, 61. “It’s become a backdrop of malaise.”
Stay Home
Canada will spend as much as C$1.2 billion for the meetings to host world leaders, said Andrew MacDougall, a spokesman for Prime Minister Stephen Harper. The costs include the

G-8 meeting on June 25 at a lakeside resort about 230 kilometers (143 miles) north of the city in Huntsville, Ontario.
By contrast, last year’s G-20 summit in Pittsburgh cost $18 million and London’s tab was $30 million, according to a report by the University of Toronto’s G8 and G20 Research Groups. The amounts in other countries may not be comparable, the group said.
The U.S. government issued an alert telling travelers to avoid downtown Toronto during the summit because of the potential for “violent and unpredictable” protests that started on June 21.
“Most of the action with the demonstrators, broken glass and tear gas will probably be right near our office,” said Ed Sustar, 44, a senior credit analyst at Moody’s Investors Service.
Theaters Go Dark
The shows won’t go on at The Royal Alexandra Theatre and Princess of Wales, which are closed from June 21 to June 27.
“We’ll be taking a sizeable loss,” said producer David Mirvish, 65. “That week would have been enormous” because it was the last week for “Mamma Mia.” About 600 staff will lose their wages for the week, he said.
The Toronto Blue Jays shifted their three-game “home” series against the Phillies to Philadelphia to avoid the Rogers Centre stadium, beside the summit venue at the Metro Toronto Convention Centre.
Big Daddy’s Crab Shack and Oyster Bar is among Toronto eateries planning to close this weekend.
“Nobody’s going to be coming downtown,” manager Trey Tran said.
Gabby’s, a sports bar, is betting that full hotels will translate into booming business from police, journalists and summit delegates. Tourism Toronto estimates the G-20 will result in 114,000 hotel-room nights in the city and spending of C$53 million.
The Royal Canadian Mounted Police are based at the Hyatt hotel across the road from Gabby’s.
“The RCMP guys are going to be drinking here,” Gabby’s general manager Scott Wark said. “I don’t expect any problems.”
Top
INDUSTRY NEWS
1.	EBank Tax Gains Backers Before G-20
U.K. Announces Levy, and France and Germany Promise to Follow Suit; Canada’s Alternate Approach
By Sara Schaefer Munoz and Alistair MacDonald
June 23, 2010 — Wall Street Journal

Europe on Tuesday moved to back a new tax on banks, with the U.K. including the levy in its new emergency budget and Germany and France pledging similar action in coming months.
The trio will urge other countries to follow suit at the weekend summit of the Group of 20 industrial and developing nations to be held in Toronto, they said in a joint statement.
Broadly, the moves from the U.K., Germany and France aim to encourage institutions to seek stable sources of funding and to ensure banks pay their fair share in future bank rescue packages. They generally propose one level of taxes on banks’ short-term financing, such as overnight interbank borrowing, and lower or no levies on longer-term debt and customer deposits.
Banks relied heavily on overnight credits to fund what turned out to be risky bets, a situation that froze global credit markets in late 2008 when banks stopped extending these short-term loans to each other.
Bank levies will be on the agenda at the Toronto summit, according to G-20 officials, as its leaders seek to maintain a united front on tax and regulatory changes to avoid a repeat of the recent meltdown. Officials are expected to agree in principle, as they have in the past, that citizens shouldn’t pay for the sins of their countries’ banks.
But in the details, leaders are likely to agree to disagree, say people close to the matter. The countries that have footed the bill to bail out their financial sectors — including the U.K., U.S., Germany and France — are backing various levies on bank balance sheets. Countries such as Canada and Australia see such levies as punishment for their banks, which were left relatively unscathed by the credit crisis.
British Finance Minister George Osborne announced the new U.K. levy Tuesday as part of the new government’s budget. Starting next year, the plan would place the heaviest tax on short-term funding but leave retail deposits and other top-rated capital untaxed. The U.K. says the levy should raise GBP 2 billion ($2.95 billion) per year.
“It is aimed at the right sort of behavioral responses from banks, so they will move away from the reliance on the short-term funding,” Mark Hoban, a U.K. Treasury minister who acts as a go-between with the financial services industry, said in an interview.
The German government said Tuesday it would finish a draft bill for a bank levy this summer — an annual tax on banks’ balance sheets, excluding customers’ deposits, that it said could generate as much as 1.2 billion euros ($1.48 billion) annually. France said it would present details of its bank levy in its 2011 budget this fall.
European Union nations, with the exception of the Czech Republic, agreed last week to back a bank tax “to ensure fair burden-sharing and to set incentives to contain systemic risk.”
They haven’t agreed on how such funds should be used. Britain and France both favor the money going into national treasuries as part of general tax revenue.
Germany, supported by the European Commission, the EU’s executive arm, has proposed directing the money to a bank-resolution fund or funds. Sweden, which already has a bank levy, follows the latter model.

The German-Swedish approach has been criticized as creating “moral hazard,” an incentive for banks to indulge in reckless behavior in the knowledge that they would be rescued. European Commission spokeswoman Chantal Hughes spoke in favor of the model. “You can’t have a moral-hazard situation worse than it is at present,” she said, adding that banks would face penalties, including the risk of being broken up, for tapping any rescue funds.
The Obama administration also remains committed to a levy, said a senior U.S. official.
As different levy approaches emerge, G-20 leaders are expected to focus on preventing banks from moving to another jurisdiction to escape the new burden.
A senior U.S. official said Monday that what is important is unity in the U.S. and Europe, as these markets represent such a large percentage of the global financial system.
Proponents of the tax believe other countries will eventually follow suit.
Canada earlier this year suggested an alternative way to level the playing field: requiring big banks to raise “contingent capital” that would serve as an automatic financial shock-absorber in times of crisis. Proponents say such securities — similar to convertible bonds, converting to capital when dire conditions are hit — would discourage bank management from engaging in risky behavior because conversion would dilute stock held by shareholders.
Responding to the U.K. levy, the British Bankers’ Association said banks “are committed to working with the government to ensure new bank levies balance tax-raising objectives with the need to keep the recovery moving.” It added that these efforts need to be coordinated internationally.
Top
2.	Banks Have Repaid 75% of Bailout, Geithner Says June 23, 2010 — New York Times (The Associated Press)
The Treasury secretary, Timothy F. Geithner, said on Tuesday that taxpayers were recovering their investment from the financial bailouts as the program was wound down. But he acknowledged there would probably be a loss from the rescue of the insurer American International Group.
Timothy F. Geithner, the Treasury secretary, testified on Tuesday about the bailout.
Mr. Geithner told a watchdog panel that banks had repaid about 75 percent of the bailout money they received, and the government’s investments in those banks had brought taxpayers $21 billion.
Mr. Geithner also said at a hearing of the Congressional Oversight Panel that the auto industry had made significant structural changes, and that the chances that General Motors and Chrysler would repay their bailout money had improved.
The oversight panel was created by Congress to oversee the Treasury Department’s $700 billion financial bailout program, created at the height of the financial crisis in the fall of

2008. The panel has been critical of the program, known as the Troubled Asset Relief Program, or TARP.
TARP “has helped restore financial stability at a much lower cost than anticipated,” Mr. Geithner said in his testimony.
The panel’s chairwoman, Elizabeth Warren, said that with the program’s Oct. 3 expiration approaching, “this panel must know whether Treasury has carefully monitored the financial system to measure potential risks.”
She criticized the department for not conducting additional stress tests of the financial system, as was done with the 19 biggest banks.
Panel members also criticized the Obama administration’s flagship effort to help people in danger of losing their homes, which is falling flat, according to numbers released Monday. More than a third of the 1.24 million borrowers who have enrolled in the $75 billion mortgage modification program have dropped out.
Richard Neiman, an oversight panel member who is New York’s top banking regulator, said many families that relied on the government’s program to keep their homes “may be left out in the cold.” He asked Mr. Geithner why thousands of mortgage modifications had been canceled.
Mr. Geithner said the homeowners involved had been unable to prove income and therefore their eligibility for the program.
Mr. Geithner said A.I.G. was making progress in restructuring its operations and divesting businesses so that taxpayers could recoup their investment. However, he added, the government’s investment “will likely still result in some loss.” The Congressional Budget Office has estimated that taxpayers will lose $36 billion. Much of the money needed to repay the government will come from the sale of assets.
Top
3.	When Caution Carries Risk By David Leonhardt June 23, 2010 — New York Times
Ben Bernanke believes that he and his Federal Reserve colleagues have the ability to lift economic growth at their meeting this week. The Fed, he has said, ''retains considerable power to expand aggregate demand and economic activity, even when its accustomed policy rate is at zero,’’ as it is today.
Mr. Bernanke also believes that the economy is growing ''not fast enough,’’ as he recently put it. He has predicted that unemployment will remain high for years and that ''a lot of people are going to be under financial stress.’’
Yet he has been unwilling to use his power to lift growth and reduce joblessness from near a 27-year high. Instead, Fed officials are expected to announce on Wednesday that they have left their policy unchanged, even if they acknowledge that the economy has recently weakened.

How can this be? How can Mr. Bernanke simultaneously think that growth is too slow and that it shouldn’t be sped up? There is an answer — whether or not you find it persuasive.
Above all, top Fed officials are worried that financial markets are fragile. They are not so much worried about inflation, the traditional source of Fed angst, as they are about upsetting the markets’ confidence in Washington. Yes, investors remain happy to lend the United States money at rock-bottom interest rates, despite our budget deficit and all of the emergency Fed programs that will eventually need to be unwound. But no one knows how long that confidence will last.
In effect, Mr. Bernanke and his colleagues have decided to accept an all-but-certain downside — high unemployment, for years to come — rather than risk an even worse situation — a market panic, a spike in long-term interest rates and yet higher unemployment. As the last few years have shown, market sentiment can change unexpectedly and sharply.
Still, you have to wonder if the Fed is paying enough attention to the risks of its own approach. They do exist. The recent data on jobless claims, consumer spending and home sales have been weak. On Tuesday, Britain announced a budget-cutting plan that will depress short-term growth there and spill over somewhat into the global economy. The necessary budget cuts in Greece and other parts of Europe won’t help global growth, either.
The main historical lesson of financial crises is that governments are usually too passive. They respond in dribs and drabs, as Japan did in the 1990s and Europe did in 2008. Or they remove support too quickly, as Franklin Roosevelt did in 1937, and then the economy struggles to escape its funk.
Look around at the American economy today. Unemployment is 9.7 percent. Inflation in recent months has been zero. States are cutting their budgets. Congress is balking at spending the money to prevent state layoffs. The Fed is standing pat, too. Bond investors, fickle as they may be, show no signs of panicking.
Which seems to be the greater risk: too much action or too little?
The Fed’s benchmark interest rate, which has been near zero since late 2008, determines the overnight rate at which banks lend one another money. The overnight bank rate, in turn, sets other short-term interest rates. But the benchmark rate has only an indirect effect on long-term rates. That’s why the 30-year fixed mortgage rates can be near 5 percent while the Fed rate is zero.
If Mr. Bernanke and his colleagues decided to take further action, their most likely move would be to bring down long-term rates. They could do so by buying the bonds that backed longer-term loans. With lower borrowing costs, households and businesses would probably spend more money. The Fed did precisely this during the financial crisis, and the drop in rates seemed to help spending.
Last week, the San Francisco Fed released a report analyzing interest rate policy since the crisis began. The report suggested that the effective benchmark rate — taking into account both the zero percent short-term rate and the bond purchases — was now roughly negative 2 percent.

The most notable part of the report, however, was what it showed the effective rate should be. Based on a formula that considers past Fed policy and current levels of unemployment and inflation, the effective rate today should be negative 5 percent. In layman’s terms, the report was saying that the Fed was erring on the side of timidity.
Mr. Bernanke and other Fed leaders do not quibble with these numbers. If anything, Mr. Bernanke has gone out of his way to distance himself from the presidents of some regional Fed banks who have begun publicly worrying that the Fed has pumped too much money into the economy and that inflation is about to rise. Mr. Bernanke has instead said inflation is subdued and pointed to surveys showing that economists expect it to remain so.
His worry is a different one.
In a recent appearance before the House Budget Committee, he spoke repeatedly about market confidence. Specifically, he mentioned ''the potential loss of confidence in the markets’’ if Congress did not come up with a plan for reducing the budget deficit.
There is a direct analogy between the budget deficit and the Fed’s asset holdings. Neither is sustainable. Congress needs to demonstrate that it has a plan for reducing the deficit over the long haul so that investors will be confident enough to continue lending the United States money at low rates.
The Fed, meanwhile, has to show it has a strategy for selling the trillions of dollars of assets it bought during the crisis — without damaging the value of private investors’ holdings and without, at some point, igniting inflation. ''The more we buy,’’ Donald Kohn, the Fed’s vice chairman said last month, ''the more assets we will ultimately need to dispose of.’’ The more the Fed buys, the greater the risk that it will find the point at which the market becomes unnerved.
In the end, Mr. Bernanke’s dilemma has no certain solution. Taking more aggressive action might have only a modest effect on spending, and nobody — including the most passionate advocates for more government action — can really know how long the bond markets will stay calm. The decision comes down to weighing the probabilities and the possible outcomes.
Let’s just be clear about the risks and costs that the Fed has chosen. It is betting that, for once, policy makers are not underreacting to a financial crisis. And it is willing to accept a jobless rate of almost 10 percent, with all of the attendant human costs.
“About half of the unemployed have been unemployed for six months or more, which means that they are losing skills, they’re losing contact with the job market,’’ a prominent economist said at a public dinner in Washington this month. ''If things go on and they simply sit at home or work very irregularly, when the economy gets back to a more normal state, they’re not going to be able to find good work.’’
That economist happened to be Ben Bernanke, one of the few people with the power to do something about the situation.
Top
4.	Debit Card Doubles Down

By Ron Lieber June 23, 2010 — New York Times
At a time when many banks have become notorious for taking money away from checking account customers, a start-up is planning to double what it’s putting back in account holders’ wallets.
On Wednesday, Perk Street Financial is planning to announce that it will double, to 2 percent, its rebate on every dollar its checking account customers spend when they sign for purchases using their debit card. Anyone with a balance of at least $5,000 at the start of each day will earn the reward, which comes in the form of gift cards to retailers or a Visa gift card that can be used at any merchant. Those with balances below $5,000 will earn 1 percent back.
Perk Street, which began opening accounts for consumers last year, is not a bank. But it works with Bancorp Bank, a company with protection from the Federal Deposit Insurance Corporation, to offer its accounts. Dan O’Malley, Perk Street’s co-founder, is a veteran of Capital One, and his company has venture capital backing from Highland Capital Partners, a well-established firm.
Still, companies with much more experience have tried and failed to sustain cards that give a 2 percent rebate to customers. Most debit card issuers, if they have a rewards program at all, give away far less than 2 percent. In 2008, Charles Schwabintroduced a Visa credit card that offered rebates of 2 percent on all purchases and deposited the money into a brokerage account. Earlier this year, however, Schwab stopped taking applications for new cards after not making as much money as it had hoped from interest charges.
A debit card like Perk Street’s doesn’t even get revenue from customers paying interest because debit card expenditures come directly out of a checking account. So a skeptical consumer has to wonder: how on earth can Perk Street pay this much out and still make money?
The company has a few sources of revenue. The first and most likely the biggest is money from fees merchants pay to accept Perk Street’s debit cards. A bank like Bancorp gets about $1.30 for every $100 that customers spend on their cards when signing for their purchase, according to David Robertson, publisher of The Nilson Report, an industry newsletter. Bancorp gives some or all of that to Perk Street, though neither party would disclose the terms of the deal.
Then, there’s the money to be made from that $5,000 minimum balance. “Let’s say the average balance actually ends up being $10,000,’’ said Aaron Fine, a partner in the retail and business banking practice with Oliver Wyman. He was speaking in general terms about banking business models because firm employees do not generally comment on specific companies. Bancorp can then make money storing Perk Street’s customers’ deposits in safe investments like Treasury bills or lending that money to businesses. Either way, Bancorp shares some of those earnings with Perk Street, too.
Still, Mr. Fine wondered why a company like Bancorp would share any of this money in the first place. “They could get low-cost deposits in other places, so why pay out some of that revenue?’’ he said.
Betsy Cohen, Bancorp’s chief executive, said that taking in deposits through Perk Street was less expensive than creating a traditional branch network. Also, the value of a company like hers is based in part on the deposit-gathering relationships it has in place. So it needs partners like Perk Street (it works with health savings account providers and others) to provide a consistent source of funds.
Perk Street also faces the basic challenge of getting people with lots of automated payments tied to their current checking accounts to switch banks. Just resetting the payments can take an hour or two at least, plus a few months of careful observation to make sure that the new ones take and that neither the old nor the new account is overdrawn.
Certainly, debit reward programs at big banks, which often pay well under $1 for every $100 a customer spends, aren’t enough to get people to switch. “It’s not moving the dial,” said Mr. Fine of Oliver Wyman. But a 2 percent rebate might be enough to get people to move. Those who spend $2,000 a month on a Perk Street debit card and have at least a $5,000 balance will earn $480 in annual awards. And that’s before any earnings from the 5 percent bonuses in various merchant categories that the company plans to start offering this week.
There is no fee for a Perk Street account in which there is at least one transaction a month and no limit on rebates earned at the 2 percent rate. Account holders can earn up to $500 a year with the 5 percent bonuses.
Once customers move their accounts to Perk Street, they will find no branches and none of their own A.T.M.’s, though the company has teamed with an A.T.M. network that has 37,000 surcharge-free machines around the country. Customers might also see hiccups in service quality if Perk Street grows quickly as a result of its 2 percent gambit. And those gift cards it gives out can be lost and can be inconvenient to fully drain.
Assuming Perk Street’s business model is sound, its biggest threat may be a reduction in what it earns from merchant fees. The financial overhaul legislation that the House and Senate are haggling over may result in big banks earning less money from debit card merchant fees. Bancorp is not among those banks, but Visa and MasterCard could eventually come under pressure from the big banks or the merchant community to reduce what it pays all banks, no matter their size.
“There is risk there,” said Mr. O’Malley, who would presumably not be making a big effort to give away a 2 percent rebate if he believed a change was imminent.
Or would he? A true cynic might suspect a pump-and-dump scheme: lure people in with a big rebate and then cut it sharply once they have checking accounts set up. Some customers would leave in disgust, but many more would probably shrug their shoulders and stay. Mr. O’Malley said he had no such plans. “A lot of banks, that’s explicitly what they try to do, and it leaves a bad taste in my mouth,” he said.
If you believe him, and given the company name he’d be foolish to try a stunt like that, then you have an interesting choice. I’m not moving my money to Perk Street because I get more than 2 percent back through strategic credit card spending on my Starwood Preferred Guest American Express card, Costco TrueEarnings American Express Card and Schwab Visa.
But if I were a debit card user and could keep a $5,000 balance, I’d probably roll the dice on Perk Street’s model. If it works, it will be one of the richest checking accounts in the land.
Top

5.	JPMorgan Sets Sights Overseas By Eric Dash June 23, 2010 — New York Times
JPMorgan Chase emerged from the financial crisis as one of the strongest banks on American soil. Now it wants to make up lost ground overseas.
The bank’s chief executive, Jamie Dimon, announced a series of management changes toward that end on Tuesday, appointing one of his closest lieutenants to a new position with a mandate to start a global corporate banking business and scout out opportunities in Europe, Latin America and Asia.
The executive, Heidi G. Miller, was named president of the bank’s international operations and chairwoman of a new global advisory committee made up of about a dozen senior bankers and regional business heads. The new role should further cement Ms. Miller’s standing as one of the most powerful women on Wall Street.
Ms. Miller’s appointment set off other changes to the bank’s organizational chart. Michael J. Cavanagh, JPMorgan’s chief financial officer, will take over for Ms. Miller as head of the bank’s Treasury and Securities division, which focuses on back-office recordkeeping and securities lending for big institutional investors like hedge funds and pension funds.
Douglas L. Braunstein, 49, the head of investment banking for the Americas, will succeed Mr. Cavanagh, 44. Mr. Braunstein’s successor has not been named.
Mr. Dimon, 54, said in a brief telephone interview on Tuesday that he had been contemplating the changes for several months, with an eye toward developing a roster of younger managers that could someday succeed him.
Although James E. Staley, 53, head of JPMorgan’s investment bank, is widely believed to be Mr. Dimon’s most likely successor, Mr. Cavanagh’s star rocketed during the financial crisis, when he helped engineer the acquisitions of Bear Stearns and Washington Mutual and steer the bank through months of turbulent markets. Since then, the bank’s performance and stock price have stood out among its peers.
Mary Erdoes, 42, who runs JPMorgan’s asset management division, and Charles W. Scharf, 45, the head of its retail operations, are also viewed as potential candidates down the road.
At the same time, Mr. Dimon has made expanding overseas a priority. JPMorgan Chase gets about a quarter of its revenue from international operations and has few retail branches outside the United States. Even its global investment banking and treasury services businesses focus mainly on Western Europe.
Other big banks, like HSBC and Standard Chartered, have much stronger toeholds in emerging markets. Citigroup, where Mr. Dimon and Ms. Miller rose through the ranks together, derives nearly 60 percent of its revenue from overseas and has had retail operations in China and India for decades.
With growth trends tilting toward the emerging markets and the prospect of tighter regulation from Washington, Mr. Dimon sees untapped opportunity. Analysts project that the growth rate of banking will be two to three times faster in emerging markets than the United States.
“We have got to invest locally, look at clients globally and look at new markets,” he said in the interview. “We are going to get the whole company behind it.”
Mr. Dimon, who spent the last two weeks hopscotching across China, India and Russia, had been laying the groundwork for international expansion for some time. A few years ago, he assigned two top lieutenants to scout out potential consumer banking opportunities overseas. He created a network of global advisers, including Tony Blair, the former British prime minister, and established a partnership with a buyout firm started by several former Citigroup colleagues to hunt for overseas acquisitions.
The global credit crisis postponed those plans. But at a meeting of the bank’s top executives on Sea Island, Ga., last summer, Mr. Dimon committed to spending billions of dollars in the coming years to bolster the bank’s overseas business. The bank plans to focus on a dozen or so emerging markets, Mr. Dimon said, including the so-called BRIC countries, Brazil, Russia, India and China, as well as places like Vietnam, Indonesia, Malaysia, the Philippines and parts of Africa.
Mr. Dimon has already made a handful of deals to add to the bank’s international portfolio. Earlier this year, it bought a commodities trading unit from the Royal Bank of Scotland. It plans to buy Gavea Investments, a Brazilian asset management firm. And last week, it announced an investment banking joint venture with First Capital Securities of China.
But the centerpiece of his immediate strategy is to create a global corporate bank that can serve multinational clients. Mr. Dimon said he hoped to assign global corporate banking responsibilities to employees in the investment banking and treasury services units, with Ms. Miller in charge of forging cooperation among business lines and regions.
“If she comes up with a great plan, we will put a lot of money behind that,” Mr. Dimon said.
The global bank has a loose structure for its 400 employees, with spaghettilike reporting lines that some senior executives privately say could pose significant challenges. Mr. Dimon says he worries about that, too, but has concluded that having an overarching head of international operations would lead to more accountability. “The intent of this is to get less bureaucracy,” he said.
The new role for Ms. Miller, who has a doctorate in Latin American studies, puts her in charge of a far smaller business than the treasury services unit, but one that could influence the bank’s long-term prospects.
A longtime member of Mr. Dimon’s inner circle since she served as chief financial officer of Citigroup while he was president, Ms. Miller joined him again to help turn around Bank One, which would later merge with JPMorgan. (She had an eight-month stint as Priceline.com’s financial chief during the height of the dot-com boom in 2000.)
Mr. Cavanagh, meanwhile, had been angling to run one of the bank’s major businesses even before the crisis. Mr. Dimon pressed him to stay on as financial chief. Many see his job move as part of Mr. Dimon’s strategy of grooming well-rounded managers.
“I always thought it makes sense to have corporate and line-of-business experience,” Mr. Dimon said. “It just gives you a better understanding of the firm.”

Top
The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.